EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(from continuing operations)

(Unaudited)

	December 31,
	2007(1)	2006	2005	2004	2003
	(Amounts in thousands)
Income from continuing operations	$1,393,163	$1,372,521	$962,707	$789,743	$617,438
Provision for income taxes from continuing operations	645,687	619,100	395,861	330,478	239,866

Income before income taxes from continuing operations	$2,038,850	$1,991,621	$1,358,568	$1,120,221	$857,304
Interest on nondeposit interest-bearing liabilities	1,012,414	660,649	485,029	346,024	314,179
Interest portion of rent expense from continuing operations	65,042	35,411	29,606	20,550	13,913

Total income for computation excluding interest on deposits	3,116,306	2,687,681	1,873,203	1,486,795	1,185,396
Interest on deposits	2,663,883	1,680,167	1,004,727	496,627	430,353

Total income for computation including interest on deposits	$5,780,189	$4,367,848	$2,877,930	$1,983,422	$1,615,749
Fixed charges excluding interest on deposits	$1,077,456	$696,060	$514,635	$366,574	$328,092
Fixed charges including interest on deposits	$3,741,339	$2,376,227	$1,519,362	$863,201	$758,445
Ratio excluding interest on deposits	2.89	3.86	3.64	4.06	3.61
Ratio including interest on deposits	1.54	1.84	1.89	2.30	2.13
Components of fixed charges:
Interest:
Interest on deposits	$2,663,883	$1,680,167	$1,004,727	$496,627	$430,353
Interest on nondeposit interest-bearing liabilities	1,012,414	660,649	485,029	346,024	314,179

Total interest charges	$3,676,297	$2,340,816	$1,489,756	$842,651	$744,532
Rental expense	$195,126	$106,232	$88,818	$61,650	$41,738
Portion of rental expense deemed representative of interest	$65,042	$35,411	$29,606	$20,550	$13,913

(1)	For purposes of this computation, the recognized interest related to uncertain tax positions for the year ended December 31, 2007 of approximately $82 million was excluded.